

July 31, 2014

Via E-mail
Mr. Robert Andersen
Executive Vice President
  and Chief Financial Officer
Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, California 95134

> **Re: Tessera Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 000-50460**

Dear Mr. Andersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Restructuring, Impairment of Long-Lived Assets and Other Charges, page 44

1.   We note the significance of your restructuring, impairment and other charges during the year ended December 31, 2013. In future filings please revise your disclosure to provide a more detailed overview of the restructuring initiatives. Specifically, please address each of the following:

- Disclose the specific adverse economic, business, competitive, or other factors that precipitated the material restructuring, impairment and other charges.

- Quantify the expected effects on future operating income (i.e., the amount by which you expect expenses to decrease) and cash flows including the period the effects are expected to be realized. In this regard, please also discuss how your revenues may be adversely affected by the restructuring actions.

- In future periods, disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose these facts. Also disclose the reasons for any such differences and discuss the likely effects on future operating results and liquidity.

Please refer to SAB Topic 5:P.4 and Item 303(A)(3) of Regulation S-K for guidance.

Critical Accounting Policies and Estimates, page 54

Revenue Recognition, page 54

2.   We note that during 2013, you began recognizing litigation settlements and other past production payments within your Royalty and License revenues. To the extent these revenues significantly impact your results of operations, please revise your MD&A in future periods to discuss the nature and impact of these payments. Refer to Item 303(A)(3)(i) of Regulation S-K.

Item 8. Financial Statements

3.   We note that your investment securities exceed 40 percent of the value of your total assets at each period end. Please provide your analysis as to whether the company is an investment company for purposes of Section 3 of the Investment Company Act of 1940 ("ICA"). If the company believes it may rely on a given exception to such definition or exemption from registration with the Commission as an investment company, please apply the facts and circumstances of the company to the requirements of such exception/exemption. For example, if the company seeks to rely on the exception provided in Section 3(b)(1), please provide your analysis of the traditional factors used to determine as a factual matter whether an issuer is primarily engaged in a non-investment company business (such factors include: (1) the issuer's historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income). See In re Tonopah Mining Co., 26 S.E.C. 426 (1947) and subsequent related staff guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant